[WM LETTERHEAD]

April 25, 2012

Via UPS and EDGAR

Mr. Terence O’Brien

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Waste Management, Inc.

Form 10-K

Filed February 16, 2012

File No. 1-12154

Dear Mr. O’Brien:

We are responding to comments received from the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) dated March 28, 2012 relating to the above-referenced filing (the “Form 10-K”) of Waste Management, Inc. (the “Company”). We propose to address the Staff’s comments in this response letter and, on an ongoing basis, in our future annual and quarterly reports on Forms 10-K and 10-Q. For your convenience, our responses are prefaced by the text of the corresponding comment.

Form 10-K for the year ended December 31, 2011

Management’s Discussion and Analysis, page 29

Income from Operations by Reportable Segment, page 48

1.	On page 49 you state that the Southern group recognized a charge of $11 million in 2011 related to litigation reserves and this charge was initially recognized in “Other” during the fourth quarter of 2010. Please explain to us and revise future filings accordingly to discuss the nature of the litigation reserve, the reasons for the reclassification from Other into Southern, and the reasons why the charge was not simply reclassified to conform to the 2011 presentation, i.e., explain why the charge is being recognized in a different period.

Response:

The $11 million litigation reserve was the result of a court judgment issued in a litigation matter related to our Southern Group operating segment that we have since appealed. Due to the timing of the ruling, the reserve was recorded after

Letter to Mr. Terence O’Brien

April 25, 2012

the general ledgers of our operating segments for the year 2010 were closed. It is our policy to record any such late journal entries at the consolidation level, and to the extent such late journal entries relate to our operating segments, report them in “Other” in the period in which they are initially recorded. This practice of reporting late journal entries in “Other” in our segment disclosures and not in the related operating segment is consistent with the way such information is reported to our chief operating decision maker.

It is our policy to record such late journal entries in the appropriate operating segments in the next reporting period with a corresponding reversal out of “Other.” This practice of recognizing the late journal entries in the appropriate operating segments in the subsequent reporting period is also consistent with the way such information is reported to our chief operating decision maker. In the case of the $11 million litigation reserve, the reserve was recorded and reported in “Other” and reflected in our consolidated operating measures at the consolidated level in 2010 but was transferred out of “Other” and reported in our Southern Group’s operating measures in the subsequent period in 2011. In both cases, this reporting of the litigation reserve was consistent with how the litigation reserve was presented to our chief operating decision maker.

We believe our operating segment disclosures comply with the requirements of ASC Topic 280-10-50-27, which state, in part, that the amount of each segment item reported shall be the measure reported to the chief operating decision maker. Paragraph 27 further states that adjustments and eliminations made in preparing a public entity’s general-purpose financial statements and allocations of revenues, expenses, and gains or losses shall be included in determining reported segment profit or loss only if they are included in the measure of the segment’s profit or loss that is used by the chief operating decision maker.

In future filings, we will further clarify our discussion of the presentation of journal entries recorded subsequent to the closing date of our operating segment ledgers in our Segment and Related Information note to the extent such late journal entries exist.

Note 11 – Commitments and Contingencies, page 106

2.	You disclose on page 107 that you retain a portion of the risks related to general liability, among other items, and you discuss accruals for self-insured retentions. Please tell us your consideration of ASC Topic 450-20-25-8.

Response:

The term “general liability” as used in the aforementioned section of the Form 10-K refers to specific third party claims made against us that may be covered under our Commercial General Liability Insurance Policy. Typical general liability claims include third party tort claims for bodily injury and/or property damage. Our reserve for “general liability” claims represents the self-insured component of these specific claims.

Letter to Mr. Terence O’Brien

April 25, 2012

We follow ASC Topic 450, Contingencies (formerly SFAS No. 5), when determining whether to accrue for contingencies and, accordingly, do not record general reserves.

In future filings, the disclosure will be clarified to state that, “general liability refers to the self-insured portion of specific third party claims made against us that may be covered under our Commercial General Liability Insurance Policy.”

3.	For the securities class action discussed on page 111 and any other loss contingencies discussed, please disclose a quantified range of loss, state that the range of loss is immaterial, or disclose that the range of loss cannot be estimated, as appropriate. Regarding your disclosure that the outcome of the securities class action cannot be predicted with certainty, note that “certainty” is not included in ASC 450-20-50-4 and does not preclude disclosure of an estimate or range based on available information.

Response:

We believe our current disclosures comply with ASC Topic 450 by providing the reader with sufficient information regarding our inability to estimate a range of loss for our disclosed loss contingencies. However, in future filings, for disclosed loss contingencies, we will disclose a range of loss, if estimable and material. If a range of loss is not either estimable or material, we will so state. Summarized below is additional language we currently anticipate adding to our next quarterly report on Form 10-Q regarding pending loss contingencies. This language is subject to revision based on developments in these matters.

With respect to the securities class action, we will revise future filings to clarify that, “Because these motions are still pending and other unresolved legal and factual issues remain, the viability of the plaintiffs’ claims cannot be predicted and, as a result, a range of loss cannot currently be estimated.”

With respect to the pending Florida and Alabama class actions specifically disclosed, we will revise future filings to clarify that, “Given the inherent uncertainties of litigation, including the early stage of these cases, the unknown size of any potential class, and legal and factual issues in dispute, the outcome of these lawsuits cannot be predicted and a range of loss cannot currently be estimated.”

With respect to the investigation being conducted by the United States Attorney’s Office for the District of Hawaii disclosed on page 113 of our Form 10-K, we will revise future filings to clarify that “While we could potentially be subject to sanctions, including requirements to pay monetary penalties, in connection with a future proceeding that may arise from the investigation, because no proceeding has yet commenced and significant factual and legal issues remain, a range of loss cannot currently be estimated.”

Letter to Mr. Terence O’Brien

April 25, 2012

With respect to the other “various proceedings, lawsuits, disputes and claims arising in the ordinary course of business” currently mentioned on pg 112 of our Form 10-K and environmental contingencies disclosed, we will revise future filings to clarify that, “We do not currently believe that the eventual outcome of any such actions, individually or in the aggregate, could have a material adverse effect on the Company’s business, financial condition, results of operations or cash flows.”

4.	Regarding the withdrawal liability for previous withdrawals from pension plans, please clarify whether there is a loss contingency that existed at the date of the financial statements and, if applicable, provide the disclosures required by ASC 450-20-50.

Response:

In addition to the recorded accrual, a loss contingency existed as of December 31, 2011 related to the previous pension plan withdrawals that did not meet the recognition criteria under ASC Topic 450. We concluded that such loss contingency was immaterial, as we did not believe that such matter could have a material adverse effect on the Company’s business, financial condition, results of operations or cash flows.

Set forth below is revised text we currently anticipate including in our next quarterly report on Form 10-Q. This language is subject to revisions based on developments in these matters.

“We are still negotiating and litigating final resolutions of our withdrawal liability for previous withdrawals and our recent final withdrawal mentioned above, but we do not believe any additional liability above the charges we have already recognized for such previous withdrawals could be material to the Company’s business, financial condition, results of operations or cash flows.”

In future filings, we will disclose a range of loss, if estimable and material, for disclosed loss contingencies. If a range of loss is not either estimable or material we will so state.

19. Acquisitions and Divestitures, page 125

5.	We note your disclosure that of the $497 million in goodwill recognized from acquisitions during 2011, $327 million related to Oakleaf. Please tell us from where the remaining goodwill of $170 million was generated. We may have further comment. Expand disclosure in your filing to provide more detail regarding acquisition activity for the periods presented, e.g. data regarding the number of businesses acquired in categories by size of business, location, nature of operations, etc.

Letter to Mr. Terence O’Brien

April 25, 2012

Page5

Response:

We acquire numerous businesses each year, with the majority of them relating to our core solid waste and recycling operations. In 2011, excluding the Oakleaf acquisition, we acquired 55 businesses; in 2010, we acquired 47 businesses; and in 2009, we acquired 50 businesses, and we recorded related goodwill of $170 million, $77 million and $125 million, respectively. The Segment and Related Information note to our annual financial statements discloses acquired goodwill by reportable segment. We believe our acquisitions, other than Oakleaf, did not have a material impact, either individually or in the aggregate, on the Company’s business, financial condition, results of operations or cash flows for all periods presented.

21.     Segment and Related Information, page 130

6.	We note Oakleaf has been included in the “Other” operations category, yet goodwill from this acquisition has been allocated to the four geographic segments as described on page 126. Therein you disclose that, among other things, you expect synergies from combining your operations with Oakleaf’s national accounts customer base and vendor network, which will expand your partnership with third-party service providers. Please explain to us how you determined it is appropriate to include the operations of Oakleaf in a separate category outside of your geographic segments.

Response:

Oakleaf and the four geographic groups are each separate operating segments with discrete financial information available for each. For purposes of our chief operating decision maker’s consideration of resources to be allocated to these operations and assessment of their performance, he views Oakleaf and the four geographic groups as separate operating segments, and he is presented with discrete financial information for each. Oakleaf provides outsourced solid waste and recycling services primarily through a nationwide network of third-party haulers, which are significantly different from the collection, transfer, disposal (in both solid waste and hazardous waste landfills) and recycling services provided by our four geographic groups. Oakleaf was included in the “Other” operations category as it does not meet the criteria to be presented as a separate reportable segment.

Although Oakleaf is a separate operating segment, significant deal value is derived from our ability to access Oakleaf’s in-place vendor-hauler network. In many cases we can provide vendor-haulers with opportunities to maintain and increase their business by utilizing our extensive post-collection network, thereby increasing the volume of waste disposed of at our landfills and transfer

Letter to Mr. Terence O’Brien

April 25, 2012

stations. Because our post-collection network operations are within our four geographic groups, the disclosed expected synergies are anticipated to be realized by the four geographic groups. As a result, in accordance with ASC 350-20-35-41, for our goodwill impairment tests, we allocated this goodwill to our four geographic groups. Because the allocated goodwill is included in the discrete financial information of the geographic groups that is provided to our chief operating decision maker, we have included the allocated goodwill in the total assets of the geographic groups disclosed in the Segment and Related Information note to our annual financial statements.

*     *     *     *

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding our response, please contact the undersigned at (713) 265-1671.

Sincerely,

/s/ Steven C. Preston

Mr. Steven C. Preston

Executive Vice President – Finance,

Recycling & Energy Services

cc:     Ms. Jenn Do, United States Securities and Exchange Commission

Waste Management, Inc.:

Patrick W. Gross, Chairman – Audit Committee

W. Robert Reum, Chairman of the Board

David P. Steiner, President and Chief Executive Officer

Rick L Wittenbraker, SVP & General Counsel